SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

R E A S O N S

To the shareholders of
Embratel Participações S.A.,
Latam Brasil Participações S.A. and
to the limited partners of
Atlantis Holdings do Brasil Ltda.

Dear Sirs,

The directors of Embratel Participações S.A. (Embrapar), company with head office at Rua Regente Feijó n° 166/1687-B – Centro – RJ, Centro, Rio de Janeiro - RJ, Corporate Taxpayer Registry no 02.558.124/0001 -1, of Latam Brasil Participações S.A. (Latam Brasil), stock corporation with head office at Rua Regente Feijó, n.º 166, 16º floor, room 1687-A, Centro, City and State of Rio de Janeiro, Corporate Taxpayer Registry n.º 07165516/0001-08 and NIRE 33.3.0027511 -8, and of Atlantis Holdings do Brasil Ltda. (‘Atlantis’), limited company, with head office in the City and State of São Paulo, at Avenida Alfredo Egídio de Souza Aranha, n.º 100, Bloco D, 5º floor, Room A, Corporate Taxpayer Registry n.º 03.236.149/0001 -62, NIRE 35215762796, whose signatures appear below, in compliance with current legislation, hereby submit their reasons for proposing that the General Meeting of the aforementioned companies take place on the October 24th 2005, for the purposes of the acquisition and merger of Atlantis and Latam Brasil by Embrapar.

The directors of Embrapar are aware that the acquisition and merger of these companies will create value for its shareholders, since its implementation will contribute to the development of its business activities and the activities of its subsidiaries, Empresa Brasileira de Telecomunicações in particular, both through an increase in its operations in markets in which the company already has a strong presence and though an expansion into other market sectors, notably the provision of local telephony services to Small and Medium-Sized Enterprises (SME) and Residential markets. Furthermore, the tangible benefits mentioned above will be augmented by the alignment of interests between the shareholders of the companies and the holding company – Teléfonos de México S.A., de C.V. (“Telmex”), through the transformation of the Embrapar group into the single channel for promoting Telmex’s strategy for expansion in the Brazilian telecommunications market, generating even greater operational efficiency and commercial effectiveness. The shareholders of Latam and Atlantis understand that, for the above reasons, that the businesses currently provided by the companies will be better developed with the acquisition and merger.

The directors of the aforesaid companies note that the share and quota exchange ratios were calculated in terms of the comparison between the economic value of the companies to be acquired and merged and the economic value of the acquiring company; these values were calculated as the average value in the band indicated in the valuation produced by the Banco ABN AMRO Real S.A. (‘ABN AMRO’), company with head office at Avenida Paulista, n.º 1374 - 3º floor, Bela Vista, São Paulo – SP, Corporate Taxpayer Registry n.º 33.066.408/0001 -15, NIRE no. 35.300.137.477, according to the discounted cash-flow criterion. The exchange ratios calculated were: (i) for each (one) quota issued by Atlantis, 35.1075 (thirty-five and one zero seven five decimals) common registered shares issued by Embrapar; and (ii) for each (one) share issued by Latam Brasil, 219.1087 (two hundred and nineteen and one zero eight seven decimals) common registered shares issued by Embrapar. Consequently, as a result of the proposed acquisition and merger , the directors of these companies note that:

- the current limited partners of Atlantis, in exchange for 100% (one hundred per cent) of their quotas, which will be annulled on conclusion of the proposed acquisition and merger, will receive a total of 43,940,441,888 (forty-tree billion, nine hundred and forty million, four hundred and forty-one thousand, eight hundred and eighty-eight) common shares issued by Embrapar.

- the current shareholders of Latam Brasil, in exchange for 100% (one hundred per cent) of their shares, which will be annulled on conclusion of the proposed acquisition and merger, will receive a total of 186,512,208,082 (one hundred and eighty-six billion, five hundred and twelve million, two hundred and eight thousand, eighty two) common shares issued by Embrapar.

Additionally, the banks ABN AMRO and Citigroup Global Markets, Inc. (‘Citigroup’), company duly constituted in accordance with the laws of the State of New York, United States of America, with head office at 388 Greenwich Street, New York, New York 10013, have certified, from the financial point of view to Embrapar shareholders, that the share exchange ratios established by the acquisition and merger of the operations described herein are fair.

After conclusion of said acquisition and merger, Embrapar’s capital will be increased in R$978,227,382,50 (nine hundred and seventy-eight million, two hundred and twenty-seven thousand, tree hundred and eighty-two reais and fifty cents), with the issue of 230,452,649,971 (two hundred and thirty billion, four hundred and fifty-two million, six hundred and forty-nine thousand and nine hundred and seventy-one) common shares to be transferred to the limited partners of Atlantis and the shareholders of Latam Brasil, with the result that Embrapar’s capital will be divided into 988,758,654,307 (nine hundred and eighty-eight billion, seven hundred and fifty-eight million, six hundred and fifty-four thousand, tree hundred and seven) registered shares without face value, comprising 512,480,331,944 (five hundred and twelve billion, four hundred and eighty million, tree hundred and thirty-one thousand, nine hundred and forty-four) common shares and 476,278,322,363 (four hundred and seventy-six billion, two hundred and seventy-eight million, tree hundred and twenty-two thousand, tree hundred and sixty-tree) preferred shares.

The directors of the companies involved in the proposed transaction note that, following prior consultation, all the limited partners of Atlantis, along with all the shareholders of Latam Brasil, have already declared themselves to be in full accord with the acquisition and merger of the operations hereby agreed, which removes the possibility of requests for withdrawal of the partners and shareholders from the said companies.

Rio de Janeiro, September 30th , 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.